EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE December 9, 2010
ITEM 3.	NEWS RELEASE Issued December 9, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
Results from the final 33 core holes drilled by Seabridge this year at Iron Cap have confirmed (i) consistent gold, copper and silver mineralization which is likely to generate an increase in resources and reserves at KSM; (ii) an expanded size of the deposit; (iii) higher average metal values than KSM’s current reserves which has the potential to enhance project economics; and (iv) a highly prospective new exploration target which could have dynamic implications for KSM.

Assay results and hole descriptions have been posted in the Company’s website at:
www.seabridgegold.net/NDec9-10-table.pdf  [Also found at * in Appendix A below.]

A drill hole location map has also been posted in the Company’s website at:
www.seabridgegold.net/NDec9-10-maps.pdf. [Also found at ** in Appendix A below.]

A total of 46 core holes have now been drilled at Iron Cap. Every hole has intersected ore grade mineralization over significant widths. The drill data will now be provided to Resource Modeling Inc., an independent consulting firm, and the first NI-43-101 compliant resource estimate for Iron Cap is expected in January 2011. The drill hole spacing in the heart of the Iron Cap deposit should be sufficient to allow a significant portion of this resource to be classified as measured and indicated which could enable it to qualify as reserves in the updated Preliminary Feasibility Study (“PFS”) scheduled for April 2011.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable
ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.
ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	December 10, 2010

APPENDIX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release December 9, 2010

Seabridge Gold Drilling Expands Iron Cap: Resource Estimate Expected Shortly
Results Suggest Potential to Discover Higher Grade Deposit at Depth

Toronto, Canada – Results from the final 33 core holes drilled by Seabridge this year at Iron Cap have confirmed (i) consistent gold, copper and silver mineralization which is likely to generate an increase in resources and reserves at KSM; (ii) an expanded size of the deposit; (iii) higher average metal values than KSM’s current reserves which has the potential to enhance project economics; and (iv) a highly prospective new exploration target which could have dynamic implications for KSM.  For assay results and hole descriptions see www.seabridgegold.net/NDec9-10-table.pdf [also found at * below] and for a drill hole location map see www.seabridgegold.net/NDec9-10-maps.pdf.  [Also found at ** below.]

A total of 46 core holes have now been drilled at Iron Cap. Every hole has intersected ore grade mineralization over significant widths. The drill data will now be provided to Resource Modeling Inc., an independent consulting firm, and the first NI-43-101 compliant resource estimate for Iron Cap is expected in January 2011. The drill hole spacing in the heart of the Iron Cap deposit should be sufficient to allow a significant portion of this resource to be classified as measured and indicated which could enable it to qualify as reserves in the updated Preliminary Feasibility Study (“PFS”) scheduled for April 2011.

In the Seabridge news release dated July 26, 2010, the size of the Iron Cap deposit was estimated to be at least 900 meters in strike length, 400 meters wide and up to 350 meters thick. The additional results from the last 33 holes now confirm a deposit which has a strike length of at least 1,300 meters, a width of at least 600 meters and an average thickness of 350 meters. In addition to the down dip potential, Iron Cap remains open on strike to the northeast and southwest.

Analysis of drill data indicates that the Iron Cap resource is likely to have a higher metal value than the average KSM grade. For example, Hole 40, which is mineralized from top to bottom, contains a 128.5 meter interval grading 1.04 grams per tonne gold and 0.37% copper. What is most encouraging is that Iron Cap’s  higher grade copper zones could be blended with ore from the Mitchell zone to maintain the targeted 0.20% average copper grade to the mill. This average head grade is important because it generates a higher grade concentrate without sacrificing recoveries, which in turn commands better smelter returns and reduces shipping costs. The current mine plan calls for the early development of the more distant Kerr and Sulphurets zones to maintain copper head grades to the mill. Sequencing Iron Cap before Kerr and Sulphurets could have multiple potential benefits including lower operating and capital costs, deferring significant expenditures and extending mine life.

The Iron Cap deposit is a separate but related mineral system within the KSM district. It is structurally above the Mitchell deposit in the panel of rocks between the Mitchell and Sulphurets thrust faults. Iron Cap differs from the Mitchell deposit in that several intrusions make up the host rock. This higher temperature environment and its associated potassic alteration have resulted in the higher metal value at Iron Cap. There is the potential for an undiscovered, deeper core zone characterized by potassium feldspar, magnetite and bornite which could be expected to contain significantly higher metal values than the shallower levels tested so far at Iron Cap. This year’s drill results suggest that this potential core zone may exist below the current limits of the Iron Cap deposit. Seabridge intends to pursue this target in next year’s program.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2010 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including metallurgical performance; (v) completion of and submission of the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

* Iron Cap Drill Results

Results of the last 33 holes drilled in 2010 at Iron Cap are as follows:

Drill Hole Number	Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (gpt)	Copper (%)	Silver (gpt)
IC-10-014	251.2	117.0	201.0	84.0	0.50	0.04	4.9
	Cu zone	18.0	54.0	36.0	0.16	0.35	2.4
IC-10-015	471.3	43.2	73.2	30.0	0.45	0.24	5.4
		233.1	252.0	18.9	0.50	0.30	1.0
		270.0	300.0	30	0.44	0.34	3.4
	Cu zone	236.1	335.0	98.9	0.35	0.41	2.3
	Cu zone	349.0	397.0	48.0	0.07	0.33	2.2
IC-10-016	300.4	54.4	100.0	45.6	0.42	0.21	5.1
		149.0	286.0	137.0	0.59	0.18	3.4
	Cu zone	92.0	149.0	57.0	0.15	0.27	3.5
IC-10-017	491.4	336.2	491.4	155.2	0.74	0.23	5.5
	Cu zone	173.0	220.0	47.0	0.17	0.41	4.4
	Cu zone	440.3	491.4	51.1	0.70	0.30	3.7
IC-10-018	456.0	122.0	152.15	30.15	0.35	0.20	0.9
		262.7	431.0	168.3	0.44	0.19	3.0
	Cu zone	337.0	371.2	34.2	0.49	0.35	6.5
IC-10-019	393.0	2.8	108.0	105.2	0.32	0.21	7.6
		162.0	393.0	231.0	0.24	0.19	3.2
	Cu zone	74.0	108.0	34.0	0.34	0.26	14.2
	Cu zone	220.0	259.3	39.3	0.19	0.26	1.7
IC-10-020	351.0	48.0	54.0	6.0	0.78	0.16	1.1
		91.3	100.0	8.7	0.66	1.08	3.7
		263.0	351.0	88.0	0.26	0.26	2.6
	Cu zone	285.0	339.0	54.0	0.26	0.33	3.2
IC-10-021	402.0	205.0	221.6	16.6	0.23	0.29	0.9
		355.0	402.0	47.0	0.29	0.18	2.5
IC-10-022	351.0	100.0	158.0	58.0	0.37	0.09	6.4
		246.0	300.0	54.0	0.68	0.14	5.0
	Cu zone	344.0	351.0	7.0	0.28	0.30	6.4
IC-10-023	399.0	40.0	80.0	40.0	0.50	0.18	2.7
		134.0	146.6	12.6	0.43	0.23	44.0
		312.0	332.0	20.0	0.53	0.10	1.3
	Cu zone	154.0	180.0	26.0	0.20	0.32	1.3
IC-10-024	360.0	7.0	113.0	106.0	0.71	0.13	14.4
		Incl. 81.0	97.0	16.0	2.37	0.21	44.6
		125.0	159.0	34.0	0.49	0.30	16.2
	Cu zone	147.0	224.2	77.2	0.29	0.39	10.5
IC-10-025	450.0	3.0	248.0	245.0	0.77	0.23	6.1
		Incl. 158.0	174.0	16.0	2.26	0.35	4.0
		260.0	284.0	24.0	0.52	0.14	16.7
	Cu zone	1.35	45.0	43.65	0.40	0.41	11.7
IC-10-026	306.0	148.0	266.0	118.0	0.34	0.18	3.1
	Cu zone	9.0	38.0	29.0	0.15	0.37	12.3
IC-10-027	396.0	207.4	260.5	53.1	0.66	0.37	22.9
		Incl. 211.0	221.0	10.0	1.25	0.16	28.3
	Cu zone	223.0	260.5	37.5	0.54	0.46	22.6
IC-10-028	618.0	254.0	441.0	187.0	0.49	0.14	2.2
		476.0	618.0	142.0	1.03	0.27	2.6
		Incl. 492.0	517.0	25.0	2.27	0.47	2.5
	Cu zone	478.0	522.0	44.0	1.71	0.43	2.7

IC-10-029	501.0	56.0	369.0	313.0	0.83	0.23	5.6
		Incl. 174.0	217.0	43.0	1.55	0.60	11.1
		463.0	477.0	14.0	0.84	0.40	1.7
	Cu zone	1.5	56.0	54.5	0.37	0.48	3.8
IC-10-030	450.0	2.6	156.0	153.4	0.55	0.36	18.2
		310.0	450.0	140.0	0.83	0.14	7.3
		Incl. 372.0	396.0	24.0	1.50	0.22	11.2
	Cu zone	6.0	60.0	54.0	0.68	0.70	33.7
IC-10-031	426.0	90.2	275.0	184.8	0.91	0.22	7.2
		Incl. 93.2	104.2	11.0	2.62	0.40	18.3
		345.8	392	46.2	0.51	0.23	3.8
		412.0	426.0	14.0	0.51	0.33	5.6
	Cu zone	70.0	109.0	39.0	0.93	0.42	8.4
IC-10-032	429.0	28.5	122.0	93.5	0.68	0.41	17.5
		Incl. 59.0	69.0	10.0	2.28	0.71	83.3
		206.5	308.5	102.0	0.64	0.16	3.7
	Cu zone	33.0	85.0	52.0	0.90	0.59	24.1
	Cu zone	195.0	218.0	23.0	0.57	0.40	2.8
IC-10-033	351.0	35.0	114.0	79.0	0.42	0.35	13.2
		144.0	152.4	8.4	15.10	0.46	4.0
		152.4	168.2	15.8	1.68	0.38	2.2
		314.9	336.0	21.2	0.80	0.21	1.3
	Cu zone	7.0	41.0	34.0	0.25	0.49	14.2
IC-10-034	402.0	21.0	65.5	44.5	0.68	0.33	1.0
		65.5	157.5	92.0	0.41	0.13	1.3
		248.0	263.0	15.0	0.70	0.21	2.5
IC-10-035	351.0	2.6	169.0	166.4	0.80	0.26	10.3
		237.0	351.0	114.0	0.70	0.19	4.0
	Cu zone	169.0	237.0	68.0	0.36	0.32	2.9
IC-10-036	231.0	3.6	25.2	21.6	0.24	0.21	6.5
		70.6	102.0	31.4	0.28	0.16	2.1
		116.0	120.0	4.0	2.29	0.04	1.8
IC-10-037	300.0	8.5	171.0	162.5	0.85	0.19	6.6
		196.0	226.5	30.5	1.19	0.28	18.4
	Cu zone	245.0	265.5	20.5	0.90	0.34	2.7
IC-10-038	219.0	57.4	87.0	29.6	0.28	0.24	1.2
IC-10-039	450.0	214.5	253.8	39.3	0.48	0.39	2.1
	Cu zone	277.7	450.0	172.3	0.31	0.35	1.6
IC-10-040	258.0	4.2	37.0	32.8	0.35	0.37	5.0
		171.5	258.0	86.5	0.42	0.21	2.9
	Cu zone	37.0	165.5	128.5	1.04	0.37	4.3
IC-10-041	318.0	194.0	260.0	66.0	0.18	0.21	4.5
IC-10-042	300.0	7.5	41.5	34.0	0.36	0.32	2.4
		163.0	233.5	70.5	0.61	0.16	3.7
	Cu zone	82.0	159.3	77.3	0.39	0.30	2.1
	Cu zone	274.0	300.0	26.0	0.40	0.31	1.2
IC-10-043	252.0	2.0	178.7	176.8	0.52	0.12	4.6
		178.7	244.0	65.3	0.95	0.05	9.3
	Cu zone	76.0	98.0	22.0	0.43	0.33	8.4
IC-10-044	402.0	97.5	124.4	26.9	0.07	0.35	6.0
		138.3	172.0	33.7	0.15	0.25	10.7
		179.3	269.6	90.3	0.18	0.23	6.9
		295.5	389.0	93.5	0.15	0.20	3.9
		389.0	402.0	13.0	3.00	0.37	10.6
IC-10-045	351.0	239.0	247.0	8.0	1.38	0.03	2.4
		264.0	335.0	71.0	0.71	0.04	10.0
	Cu zone	98.0	215.0	117.0	0.28	0.31	6.0

IC-10-046	201.0	169.6	201	31.4	0.75	0.03	5.7
	Cu zone	28.5	68	39.5	0.40	0.55	5.7
	Cu zone	103.0	125.6	22.6	1.06	0.44	4.6

The above reported intervals are believed to approximate true thickness of the mineralized zones.  All assays have been capped at the following values:  gold at 5 grams per tonne, copper at 2% and silver at 200 grams per tonne (except for the interval in IC-10-033 from 144.0 to 152.4 which is uncapped).

Drill Hole Descriptions:

IC-10-14: Drilled at azimuth 45o and inclination of minus 70o into the southeast corner of the Iron Cap target to obtain geotechnical information. The hole is intensely silica altered throughout with local intervals of chlorite alteration and in many instances the original lithology cannot be determined. Intrusive rock is the most likely lithology with numerous inclusions of sedimentary or volcanic rocks. The orientation of this drill hole is nearly parallel with the margin of the lower mineral zone showing high gold and low copper results. Above the lower mineral zone was an interval of lower gold and higher copper.

IC-10-15: Drilled at azimuth 290o and inclination of minus 70o to collect geotechnical data on potential west pit slopes on the Iron Cap target. This drill hole cut intensely silica altered breccia and intrusive rocks with abundant pyrite and chalcopyrite stockwork veins. Local intervals contain very abundant quartz-sulfide veins and occasional breccia with quartz-sulfide matrix,  some zones containing amethyst. Three separate 20 to 30 meter wide zones were cut that contained gold grades slightly lower and copper grades slightly higher than the Mitchell deposit.  There are also two significant intervals of better copper grades recorded in the hole.

IC-10-16: Drilled at azimuth 345o and inclination of minus 60o  to collect geotechnical data to evaluate the potential pit slope conditions on the eastern margin of Iron Cap. Intensely silica altered throughout, the lithologies included breccia, intrusive and volcanic rocks above a low angle fault zone and intrusive rocks below the fault.  Chalcopyrite is found in stockwork veins and disseminated in the rock without regard to lithology. Two distinct gold and copper intervals were encountered with a higher grade copper zone between these intervals.

IC-10-17: Drilled at azimuth 135o and inclination of minus 75o as an in-fill hole in the central part of the Iron Cap target.  Pervasively silica altered intrusion throughout the hole with the upper part characterized by a breccia texture with sporadic occurrences of tourmaline. Pyrite and chalcopyrite are contained in abundant stockwork veins. A gold and copper interval similar to the Mitchell deposit is bracketed by higher grade copper zones.

IC-10-18: Drilled at azimuth 135o and inclination of minus 82o as an off-set in the west-central part of Iron Cap. The hole contains a section of hornfelsic volcanic rocks and intrusion breccia sandwiched between two intrusions. Alteration in the intrusions is primarily silica and sericite whereas in the volcanic rock it includes silica and chlorite. Pyrite and chalcopyrite is found in stockwork veins and disseminated in the rock. Variable gold and copper grades throughout the hole, but a pair of discrete zones have been recognized, with grades increasing down hole.

IC-10-19: Drilled at azimuth 135o and inclination of minus 80o into the eastern part of the target. This hole starts in pervasive silica altered intrusion and passes into a series of sedimentary rocks consisting mainly of sericite and chlorite altered conglomerate and siltstone and then back into altered intrusion. Recognizable chalcopyrite is present from the surface to about 130 meters in stockwork veins; below that, disseminated sulfide minerals are very fine grained. Two distinct gold and copper zones were identified, each with a subset of higher copper grades.

IC-10-20: Drilled at azimuth 135o and inclination of minus 80o in the northwest part of the Iron Cap target. Collared in silica altered volcanic and sedimentary rocks, the hole passes into the recognizable monzonite intrusion that terminates along a low angle fault, below which is sericite silica altered volcanic rocks. Chalcopyrite is present throughout in patchy medium grained clots. Narrow high gold and copper results characterize the upper part of the drill results that give way to a more continuous copper-rich interval at depth.

IC-10-21: Drilled at azimuth 135o and inclination of minus 75o on the northern limit of Iron Cap. The hole contains a cyclical package of conglomerate-siltstone and volcanic rocks intruded by a monzonite stock. Alteration includes sericite and chlorite zones accompanied by silica. Stockwork veining locally contains abundant chalcopyrite. Sporadic gold and copper grades were encountered throughout with two narrower continuous intervals in the lower part of the hole.

IC-10-22: Drilled at azimuth 135o and inclination of minus 65o on the eastern margin of the Iron Cap target. The hole encountered a 6 meter wide massive quartz vein that separated volcanic rocks from an intrusion. Silica alteration with limited stockwork veining characterizes the volcanic rocks and the intrusion contains silica chlorite alteration with abundant stockwork veining. The upper parts of the hole contains higher gold and lower copper grades, with higher copper results appearing at the bottom of the hole.

IC-10-23: Drilled at azimuth 135o and inclination of minus 75o on the western most part of Iron Cap. Intrusive rocks with very limited intervals of volcanic rock were present in this drill hole. Silica alteration is typical throughout with local zones of chlorite and potassic alteration recognized. Stockwork veins and disseminated chalcopyrite is common and occasionally accompanied by magnetite. Results show multiple intervals of gold-rich alteration with a discrete copper-rich zone between the gold zones.

IC-10-24: Drilled at azimuth 135o and inclination of minus 75o as an in-fill hole in the east-central part of the Iron Cap target. Volcanic rocks predominate in the drill hole with relatively narrow intervals of intrusive rock. Silica, chlorite and carbonate alteration characterize the volcanic rocks and silica sericite alteration is found in the intrusions. Low concentrations of pyrite and chalcopyrite are present throughout but abundant in the sericite alteration. The upper part of the drill hole contains a continuous high gold zone with local intervals of exceptional gold grade. A lower zone indicates increasing copper grades with depth.

IC-10-25: Drilled at azimuth 135o and inclination of minus 75o in the north-central part of the Iron Cap. The hole contains multiple phases of intrusive rock with intermediate volcanic rock between the intrusions. Hornfels is common in both the volcanic rocks and intrusions with nearly continuous silica alteration. Locally sericite, chlorite and potassic alteration is recognized with well developed disseminated chalcopyrite. Results show a high gold zone near the top of the hole that contains some exceptional gold concentrations and a less extensive high copper interval. Sporadic grades below this with narrower continuous gold-rich intervals.

IC-10-26: Drilled at azimuth 135o and inclination of minus 75o near the southwest perimeter of the Iron Cap target.  The hole encountered a series of interleaved volcanic rocks and breccia with silica alteration and disseminated chalcopyrite and molybdenite. The central part of the drill hole contains a lower grade gold and copper interval, with a high copper zone at the surface. The interval from 8.5 to 172 meters averages 0.23% Cu, 9.9 g/t Ag, 0.090% Mo, and a highly anomalous 1.51 g/t Re (rhenium). This hole is interpreted to lie within the Mitchell zone hanging wall, and is south of an east-west trending steep fault intersected in holes IC-10-34 and IC-10-37.

IC-10-27: Drilled at azimuth 135o and inclination of minus 75o into the northeast part of the target. This hole intersected complex interlaying of intrusive, volcanic and sedimentary rocks with abundant silica alteration and local chlorite or sericite alteration. Pyrite and chalcopyrite are in stockwork veins and disseminated in the rock.  Sporadic gold and copper grades are present throughout this drill hole with a continuous zone that is gold-rich near its top giving way to copper-rich results at the base of this interval.

IC-10-28:  Drilled at azimuth 315o and inclination of minus 85o in the north-central part of Iron Cap. The upper part of this hole contained abundant coarse grained chalcopyrite and was in intense silica alteration hosted by an intrusion. Below 225 meters, chlorite and silica alteration in hornfelsic volcanic rock and intrusion breccia are encountered with chalcopyrite grain size decreasing down hole and sericite alteration increasing down hole.  Hornfelsic rocks host the most continuous gold and copper zones. Exceptionally high grade gold results are coincident with very high copper grades in the lower parts of this hole.

IC-10-29: Drilled at azimuth 315o and inclination of minus 85o in the central part of Iron Cap. The upper part of this drill hole contained abundant coarse grained chalcopyrite and was in intense silica alteration hosted by an intrusion. Below 100 meters, chlorite and silica alteration in hornfelsic volcanic rock and intrusion breccia are encountered with chalcopyrite grain size decreasing down hole. Gold and copper intervals overlap the intrusive-hornfeld contact with local zones of high gold and copper results. A copper-rich zone was also identified in the intrusion.

IC-10-30:  Drilled at azimuth 315o and inclination of minus 85o in the west-central part of Iron Cap to evaluate the close spaced variability of geology and mineral grades in hole IC-10-11. Intrusive and extrusive rocks are represented in this drill hole with increasing intensity of silica and chlorite alteration and hornfels down hole, matching the geology of IC-10-11 well. A pair of continuous gold and copper zones was identified, with the upper zone containing high copper concentrations and the lower zone containing high gold concentrations.

IC-10-31:  Drilled at azimuth 135o and inclination of minus 80o as an infill hole in the central part of Iron Cap. The hole began drilling in intrusive rocks with abundant inclusions of wall rock, then passed into volcanic rocks. Disseminated and stockwork pyrite and chalcopyrite are common with silica altered intrusion and disseminated pyrite characteristic of the chlorite altered volcanic rocks. Two continuous zones of gold and copper mineralization are noted, the upper zone characterized by high copper near the top of the zone and high gold at depth.

IC-10-32: Drilled at azimuth 135o and inclination of minus 80o in the central part of the Iron Cap target. The hole was collared in an altered intrusion and passes into a series of brecciated volcanic and sedimentary rocks. Silica alteration is most common with disseminated pyrite and chalcopyrite; locally, the breccia matrix is quartz plus sulfide minerals. Multiple mineralized zones were discovered in this drill hole. The upper zone shows high copper at the top giving way to higher gold grades at depth. There is a discrete high copper zone between the two principal gold-copper zones defined in the hole.

IC-10-33: Drilled at azimuth 135o and inclination of minus 70o in the central part of Iron Cap. This in-fill hole intersected hornfelsic sedimentary and volcanic rocks and passed into interlayered volcanic and intrusive rocks. Predominately silica alteration is in the hole with locally abundant chlorite-rich alteration zones. Multiple narrow intervals of higher grade gold zones were encountered, with the highest copper intervals at the top of the drill hole.

IC-10-34: Drilled at azimuth 135o and inclination of minus 80o in the western part of the mineralized zone. The upper part of this hole encountered silica alteration with hornfels development in mixed lithologies; crossing a significant fault at about 260 meters, the rock is consistently intrusive lithologies with more intense silica alteration.  The upper part of this hole contains fine grained disseminated sulfide  with little visible chalcopyrite and the lower part has chalcopyrite in stockwork veins. The fine grained disseminated sulfide minerals in the upper part of the drill hole produce more continuous gold and copper intervals.

IC-10-35: Drilled at azimuth 315o and inclination minus 70o in the southwest part of the Iron Cap target to test directional bias in the mineral zone. This hole encountered intrusion breccia through most of its length, with moderate to intense sericite alteration. Alteration changed over a gradational contact to chlorite and potassic alteration, but chalcopyrite is present throughout the drill hole. The hole is mineralized throughout with a copper-rich zone sandwiched between the gold and copper style mineralization. The hole confirmed that there is no directional drilling bias at Iron Cap.

IC-10-36:  Drilled at azimuth 135o and inclination of minus 70o in the south part of Iron Cap. The hole followed the interval encountered in IC-10-06 up-dip on the lower mineralized zone. This drill hole cut intrusion throughout with abundant silica alteration and local hornfels. Fine grained disseminated sulfide minerals are common but only pyrite is recognizable, no obvious chalcopyrite rich intervals. Multiple narrow gold and copper intervals were defined on the up dip projection of the lower mineral zone.

IC-10-37:  Drilled at azimuth 135o and inclination of minus 78o in the southwest part of Iron Cap. This hole encountered porphyritic volcanic rock with pervasive chlorite and silica alteration and patchy sericite to 261 meters. Fine disseminated chalcopyrite and pyrite appear throughout this interval, with grades corresponding to quartz veinlet density. Gold grades were higher than expected in this rock with the best copper zone at the bottom of the interval. After passing through a broad fault zone at 261 meters, the volcanic rocks showed less intense chlorite-silica alteration and lower grade gold and copper mineralization.

IC-10-38: Drilled at azimuth 135o and inclination of minus 75o as an infill hole in the south central part of Iron Cap. This hole was designed to fill out the south edge of a section in the central part of the Iron Cap zone. Lithologies encountered were principally intrusive rocks and intrusion breccia with chlorite dominated alteration. Silica-pyrite veins are locally intense and correspond to more abundant sericite alteration. Gold and copper grades are diminishing and indicate the hole defines the up-dip limits of the Iron Cap zone on this section.

IC-10-39: Drilled at azimuth 135o and inclination of minus 85o to test the continuity of Iron Cap zone at its west limits, towards the North Mitchell zone. Siliceous hornfelsed of fine volcaniclastic sedimentary rocks give way to brecciated rock of mixed lithologies, indicating a contact between wall rock and an intrusion. Locally fine grained disseminated pyrite and chalcopyrite are associated with patchy magnetite and potassic alteration. These units continue to 278 meters and terminate at a fault where the hole passes into a porphyritic intrusion. Intense silica-chlorite-pyrite alteration with disseminated chalcopyrite characterizes this intrusion. Copper grades are consistent in the intrusion and above average but gold grades are slightly lower. This interval is similar to mineralized intrusive rock in the deeper parts of the Mitchell deposit and indicates potential for significant additional Au-Cu porphyry mineralization at depth.

IC-10-40:  Drilled at azimuth 135o and inclination of minus 85o as an infill hole in the west part of Iron Cap. A pale grey silicicly altered intrusive rock with abundant disseminated chalcopyrite throughout was encountered to

43 meters. This interval returned typical gold and copper results for intrusions in the Mitchell deposit. The narrow intrusions and intrusive breccia intersected below that interval displayed intense chlorite-silica alteration and disseminated pyrite and chalcopyrite throughout. Stockwork quartz veins,while present, are not abundant and although the interval is chaotic, it shows a consistent and high gold and copper grade.

IC-10-41: Drilled at azimuth 135o and inclination of minus 85o to test the continuity of the Iron Cap zone at its southwest limits, towards the Mitchell zone hanging wall and within the proposed Mitchell zone open pit.  The hole intersected a poorly mineralized but very competent porphyritic monzonite dyke to 41 meters.  Below this dyke to the end of the hole, there are various breccias and volcanic rocks, with strong magnetite hornfels alteration and disseminated pyrite and chalcopyrite. Almost the entire hole is mineralized, with average grades just under 0.2% Cu, 0.016% Mo, 4.3 g/t Ag, and 0.16 g/t Au. This hole is interpreted to be in the hanging wall above the Mitchell deposit, and the grade distribution is similar to other holes in this part of the mineral system.

IC-10-42: Drilled at azimuth 135o and inclination of minus 79o as an infill hole in the west part of Iron Cap. The hole starts in a distinct siliceous breccia with numerous quartz veins to 38 meters, passes into intrusive rocks with abundant brecciated intervals and then below 242 meters the original lithology is obscured by alteration. Silica alteration is dominant throughout the drill hole with chlorite and intense bleaching accompanying intrusive rocks. In the bottom part of the drill hole silica destroys the original rock textures and, with the exception of local relict potassium feldspar veinlets, not much can be identified in this rock. Disseminated and veinlet pyrite and chalcopyrite are present throughout the drill hole. Gold and copper zones were defined throughout the drill hole with an indication that grades for both metals are increasing at depth.

IC-10-43: Drilled at azimuth 135o and inclination of minus 65o to test the continuity of the Iron Cap zone at its eastern limits. Intensely silicified, bleached sedimentary and volcanic rocks contain fine disseminated pyrite, minor chalcopyrite, and scattered quartz veins to 177 meters. Below this is silicicly altered  porphyritic intrusive rock with disseminated pyrite and patchy zones of disseminated chalcopyrite. Mineralization is present throughout the entire hole, and includes a zone from 178.7 to 244 meters which averages almost 1 gram of gold per tonne.  Copper distribution suggests the drill hole encountered the up-dip limits of the copper-rich part of Iron Cap.

IC-10-44: Drilled at azimuth 135o and inclination of minus 70o to test the continuity of mineralization between the Iron Cap and Mitchell zones within the proposed Mitchell open pit. Chlorite and potassic hornfelsic volcanic rock and subvolcanic intrusive rock dominate the lithologies encountered in the hole. These rocks contain disseminated pyrite, chalcopyrite and minor molybdenite. Generally, the intensity of alteration and in particular the abundance of silica alteration and magnetite-rich alteration increases down hole. A massive, coarse magnetite skarn/breccia zone with pyrite and chalcopyrite was discovered at 387 meters that continued to the end of the hole and averages 3.0 grams per tonne gold. This hole is interpreted to be entirely in the hanging wall of the Mitchell deposit.

IC-10-45: Drilled at azimuth 135o and inclination of minus 65o to test the continuity of Iron Cap at its northeastern limits. The drill hole encountered volcanic rocks near the top that gave way to a sequence of fine grained dominantly sedimentary rocks and passed into an intrusion. The volcanic and sedimentary units are intensely bleached and silicicly altered and the intrusion is intensely altered to silica and sericite. Pyrite and chalcopyrite are disseminated throughout the drill hole with quartz-pyrite-chalcopyrite veins preferentially concentrated in the sedimentary and volcanic rocks. The gold and copper grades in this hole demonstrate that the Iron Cap zone remains open to the northeast.

IC-10-46:  Drilled at azimuth 135o and inclination of minus 66o as an infill hole in the east part of Iron Cap.   Intensely silicified and bleached volcanic rocks were encountered in this hole. The quartz-sericite alteration through most of the drill hole has a low density of stockwork quartz veins. Abundant disseminated pyrite is present throughout, but chalcopyrite diminishes below 125 meters.

**

KSM PROJECT LOCATION MAP
Dec. 07, 2010

IRON CAP ZONE
DETAIL MAP
N
MITCHELL ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
1,335M t @ 0.61g/t Au, 0.16% Cu
(26.3M oz Au, 4,823M lb Cu)
SULPHURETS ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
142.2M t @ 0.61g/t Au, 0.28% Cu
(2.8M oz Au, 883M lb Cu)
KERR ZONE (Mar. 2010)
PROVEN AND PROBABLE RESERVES:
125.1M t @ 0.28g/t Au, 0.48% Cu
(1.1M oz Au, 1,319M lb Cu)
0 1 2
kilometers

SEABRIDGE GOLD

IRON CAP ZONE PLAN
DRILL HOLE LOCATIONS AND
PHASE 2 ASSAY HIGHLIGHTS
December, 2010
0.59g/t Au, 0.18% Cu / 137m
0.68g/t Au, 0.14% Cu / 54m
0.83g/t Au, 0.14% Cu / 140m
0.55g/t Au, 0.36% Cu / 153.4m
0.83g/t Au, 0.23% Cu / 313m
1.03g/t Au, 0.27% Cu / 142m
0.71g/t Au, 0.04% Cu / 71m
0.95g/t Au, 0.05% Cu / 65.2m
0.40g/t Au, 0.55% Cu / 39.5m
0.71g/t Au, 0.13% Cu / 106m
0.77g/t Au, 0.23% Cu / 248m
0.42g/t Au, 0.35% Cu / 79m
0.66g/t Au, 0.37% Cu / 53.1m
0.68g/t Au, 0.41% Cu / 93.5m
0.91g/t Au, 0.22% Cu / 184.8m
0.70g/t Au, 0.19% Cu / 114m
0.80g/t Au, 0.26% Cu / 166.4m
0.85g/t Au, 0.19% Cu / 162.5m
0.35g/t Au, 0.41% Cu / 98.9m
0.74g/t Au, 0.23% Cu / 155.2m
0.44g/t Au, 0.19% Cu / 168.3m
1.04g/t Au, 0.37% Cu / 128.5m
0.31g/t Au, 0.35% Cu / 172.3m
0.61g/t Au, 0.16% Cu / 70.5m
0.68g/t Au, 0.33% Cu / 44.5m
IC-10-045
IC-10-043
IC-10-022
IC-10-012
IC-10-016
IC-10-019
IC-10-030
IC-10-046
IC-10-024
IC-10-014
IC-10-027
IC-10-029
IC-10-025
IC-10-028
IC-10-009
IC-10-006
IC-10-015
IC-10-017
IC-10-021
IC-10-018
IC-05-03
IC-10-010
IC-10-020
IC-10-033
IC-10-036
IC-10-032
IC-10-031
IC-10-038
IC-05-02
IC-10-007
IC-10-013
IC-10-039
IC-10-040
IC-10-042
IC-10-008
IC-10-035
IC-10-037
IC-05-04
IC-10-023
IC-10-034
IC-05-01
IC-10-026
IC-10-041
IC-10-044
Sulphurets Thrust Fault
Iron Cap Fault
LIMITS OF PROPOSED MITCHELL ZONE OPEN PIT
0
100
200
meters
2010 Phase 2 Drill Holes
SEABRIDGE GOLD